Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

August 29, 2012

VIA EDGAR CORRESPONDENCE
Vincent J. Di Stefano
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:Incapital Unit Trust, Series 9
File No. 333-182742

Dear Mr. Di Stefano:

This letter is in response to the comments that you raised in your response letter dated August 15, 2012, regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 9 (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on July 18, 2012.  The registration statement offers North American Dividend Builders Portfolio, 3Q 2012 (the “Portfolio”).  This letter serves to respond to your comments.

Part A

Principal Investment Strategy (p. 2)

Comment 1

Please explain why you believe domicile alone is sufficient to determine that a company is tied economically to North America for the purpose of compliance with Rule 35d-1 under the Investment Company Act of 1940.  Also, please disclose that the Portfolio will invest at least 80% of total assets, or net assets plus borrowings, in securities of companies tied economically to North America.

Response to Comment 1

The registrant does not rely on domicile alone but relies on the Standard and Poor’s to determine whether a company is tied economically to North America.  The security selection begins with an initial universe of the securities of all of the issuers included in the S&P 500 Index and the S&P/TSX Composite Index.  The S&P 500 Index includes 500 leading companies in leading industries of the U.S. economy, capturing 75% coverage of U.S. equities.  The S&P/TSX Composite Index is an indicator of market activity for Canadian equity markets and covers approximately 95% of the Canadian equities market.

With regard to the 80% test, the first sentence of the “Principal Investment Strategy” section has been revised to state: “Under normal circumstances, the Trust will invest at least 80% of the value of its net assets plus borrowings in securities of issuers tied economically to North America.”

Comment 2

Will the portfolio be limited to common stock?  If not, please include appropriate strategy and risk disclosure for each type of security in which the portfolio will be invested.

Response to Comment 2

The portfolio will be limited to common stock.

Comment 3

Please also clarify the market capitalization range of the portfolio securities: if the Portfolio will contain mid- or small-cap securities, please disclose this, and provide appropriate risk disclosure.

Response to Comment 3

The Portfolio will contain small- and mid-cap securities.  Accordingly, the appropriate disclosure has been added.

The Goldman Sachs North American Dividend Builders Basket (p. 5)

Comment 4

Please provide the market capitalization range of the Portfolio’s securities in U.S. dollars.

Response to Comment 4

The following sentence has been added: “As of __________, 2012, the market capitalization range of these 75 securities was approximately $700 million to $400 billion.”

Comment 5

What types of securities do Canadian income trusts hold?  What are the main risks of investing in ITUs?  What is the meaning of “representative of the Canadian equity market”?

Response to Comment 5

The disclosure has been revised to state: “The Canada index included common stocks of companies domiciled in Canada and income trust units issued by income trusts domiciled in Canada, however, the Trust does not hold any income trusts.  The Canada index is an indicator of market activity for Canadian equity markets and covers approximately 95% of the Canadian equities market.”  Because all of the Canadian securities in the Portfolio are corporations, no additional disclosure about Canadian income trusts has been included.  Accordingly, all other references to Canadian income trusts and ITUs have been removed.

Principal Risks (p. 12)

Comment 6

Will the Portfolio be concentrated in an industry or group of industries?  If so, please disclose this, along with the risks of concentration.

Response to Comment 6

The methodology is sector neutral to the S&P 500 Index and the S&P/TSX Composite Index.  If application of the selection methodology results in a concentration in an industry or group of industries, the necessary disclosures will be added.

Comment 7

In the risk factor “Current economic conditions,” is it appropriate to discuss developments in European and Asian markets given that the Portfolio primarily invests in securities in North America?  Should any developments specific to Canada be added to this risk factor?

Response to Comment 7

Given the global nature of the current economic marketplace, the registrant believes it is appropriate to discuss risks involved in Europe and Asia.  With regard to Canadian risks, these risks are addressed under “The Trust invests in securities issued by issuers operating in Canada” on page 15.

Comment 8 - The return on the units will not be adjusted for changes in CAD/USD currency exchange rates (p. 15)

Please explain the following statement “Although the constituent securities of the basket are traded in CAD and the units are denominated in USD, any amount payable on the units will not be adjusted for changes in the CAD/USD exchange rates after the selection of the portfolio.”  What is the meaning of “amount payable on the units”?  Why will it not be adjusted for changes in currency exchange rates?

Response to Comment 8

The disclosure has been deleted.

Comment 9 - The Trust invests in ITUS … (p. 16)

Please state with specificity the principal risks of investing in ITUs.  Please explain how the rights and obligations of shareholders of Canadian income trusts differ from those of Canadian or U.S. corporations.  Please explain how the “liabilities of holders of ITUs may exceed the face amount of their holdings.”

Response to Comment 9

As noted in the response to comment 5, this risk has been deleted.

Comment 10 - Statement of Financial Condition (p. 26)

Please correct the formatting of the footnotes to the chart so that they properly align with their corresponding textual disclosure.

Response to Comment 10

The formatting of the footnotes have been corrected.

Part B

Comment 11 - Unitholders of the Trust that holds . .. (B-10)

There is a sentence suggesting that the Trust will hold “closed-end funds or other investment securities.”  Is that sentence appropriate for this Portfolio?  There is no prior discussion of the Portfolio holding these types of securities.

Response to Comment 11

The referenced sentence has been deleted.

Trust Administration (B-17)

Comment 12 - Changes to Your Portfolio (B-18)

Under what circumstances does the Trust Agreement permit the Trust to change Portfolio securities?

Response to Comment 12

The Trust Agreement sets out the circumstances under which the Trust can change Portfolio securities.  The more material circumstances are discussed throughout the Prospectus.  The disclosure has been modified to state, “The Trust will generally buy and sell securities: to pay expenses, to issue additional units or redeem units, in limited circumstances to protect the Trust, to avoid direct or indirect ownership of a passive foreign investment company, to make required distributions or avoid imposition of taxes on the Trust, or as otherwise described in this prospectus.”

Tax Status (B-24)

Comment 13 - Distributions (B-24)

Please clarify that distributions representing a return of capital are not dividends, but rather are a return of the money that a shareholder originally invested.  Also, please clarify that, while returns of capital may not be immediately taxable, they reduce basis, which may result in a shareholder having to pay higher taxes in the future when shares are sold, even if the shareholder sells the shares at a loss from the original investment.

Response to Comment 13

The sixth sentence of this section has been replaced with the following: “In addition, the Trust may make distributions that represent a return of capital for tax purposes, which are not dividends but are a return of the original investment, and thus will generally not be currently taxable to you.” In addition, the seventh sentence of this section states: “However, distributions representing a return of capital will generally reduce your tax basis in your units and will thus increase your taxable gain, or decrease your loss, when you sell or redeem your units.”

Tandy Acknowledgement

In connection with the response to the comments of the staff of the Commission regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of units of beneficial interest of the Trust, we acknowledge that:

1.The Trust is responsible for the adequacy and accuracy of the disclosure in such Registration Statement;

2.Staff comments or changes to disclosure in response to staff comments in such Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3.The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By: /s/ Morrison C. Warren
Morrison C. Warren